

March 25, 2014

Via E-mail
Hugh J. Gallagher
Chief Financial Officer
AmeriGas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

> **Re:** **AmeriGas Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 29, 2013**
> **Response dated February 28, 2014**
> **File No. 001-13692**

Dear Mr. Gallagher:

We have reviewed your response dated February 28, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Date, page 20

1. Please tell us whether you use a metric, such as cash available for distribution or distributable cash flow, to evaluate the certainty of distributions to common unitholders. If so, please disclose the non-GAAP measure in selected financial data for each year and provide the appropriate reconciliations (to net income and/or cash flow from operations depending on whether the measure is solely a performance measure or both a performance and liquidity measure) for the non-GAAP measure. In addition, please disclose cash flow attributable to common unitholders for each year presented and the assumptions used in determining the measure to assist your common unitholders in understanding the relationship between distributable cash flow and the cash distributions that they receive. Please show us what your revised disclosure would look like.

2. Please revise to include your coverage ratio of distributable cash flow per common unit to cash distributions per common unit for each year presented. If the cash distributions paid per common unit in the first quarter of a year differed from those paid per common unit in the first quarter of the following year, please adjust your calculation of cash distributions per common unit to reflect those distributions paid from each year's distributable cash flow regardless of when the payment was actually made. Additionally, please revise your analysis of liquidity within management's discussion and analysis of financial condition and results of operations to discuss your coverage ratio. As part of your analysis, please provide management's insights into the factors that caused this coverage ratio to vary giving due effect to the variability in cash flow of such assets. Finally, please discuss any trends or significant fluctuations in the coverage ratio across the three-year period presented. In your response, please show us what your revised disclosure would look like.

3. To assist your common unitholders in assessing the likelihood that future distributions may be characterized as being made out of operating versus capital surplus, please revise to include the amount of operating surplus less cumulative distributions from the date of your IPO as of the end of each period presented. If this measure is less than the preceding aggregate quarterly distribution, please include a discussion of the risk of a future distribution being characterized as a capital surplus distribution within management's discussion and analysis of financial condition and results of operations and how such characterization would affect expected future distributions to common unitholders. Please show us what your revised disclosure would look like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Capital Expenditures, page 27

4. Please separately quantify the amount of maintenance capital expenditures and the amount of growth capital expenditures for each of the three years presented, and provide management's insight into any trends or significant fluctuations in each of these types of capital expenditures. If the sum of these items does not equal capital expenditures as reported on the face of your statements of cash flows, please reconcile the amounts and explain any differences. Please also disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures and provide examples of each. In your response, please show us what your revised disclosure would look like.

5. Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and growth capital expenditures. For example, an expenditure that maintained operating capacity but increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to maintenance capital expenditures and the portion allocated to growth capital

expenditures for each of the periods presented. Please show us what your revised disclosure would look like.

Financial Statements and Financial Statements Schedules, page 85

Notes to Consolidated Financial Statements, page F-10

Note 2 –Significant Accounting Policies, page F-11

Principles of Consolidation, page F-11

6. We note you consolidate the Operating Partnership and its subsidiaries. Please explain to us in detail your basis for consolidating these entities. If you are within the scope of the Variable Interest Subsections of ASC 810-10-15, please tell us in detail: (i) the basis for your conclusion that the Operating Partnership, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; (ii) the basis for your conclusion that you have the power to direct the activities of the Operating Partnership that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the Operating Partnership based on the provisions of ASC 810-10-25-38A through 25-38G; and (iii) your consideration of the disclosure requirements in ASC 810-10-50 related to variable interest entities. If you are not within the scope of Variable Interest Subsections of ASC 810-10-15, please tell us how you overcome the presumption of control by the general partner of the Operating Partnership. Please include a detailed analysis of the substantive kick-out and participating rights of the limited partners of the Partnership and why the rights are considered substantive based on the guidance in ASC 810-25-25.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief